News Release	AMEX, TSX Symbol: NG

NovaGold Announces Feasibility Study in Q1-2009 for Donlin Creek Project

June 10, 2008 - Vancouver, British Columbia - NovaGold Resources Inc. (AMEX, TSX: NG) today provided an update on the Donlin Creek gold project, including initial assay results from 2008 drilling, a resource estimate incorporating the remainder of 2007 drilling, and the decision that a feasibility study will be completed and approved by Q1-2009.

Highlights

  Resource update estimates 31.7 million ounces of measured and indicated gold resources with an additional 4.2 million ounces of inferred gold resources
  Initial drill results at East Acma highlight continued resource expansion
  Preferred project design identified — feasibility study to be completed and approved by Q1-2009

Preferred Project Design Identified

The Donlin Creek LLC, a limited liability company owned 50% each by NovaGold and Barrick Gold U.S. Inc., a wholly-owned subsidiary of Barrick Gold Corporation, has identified a preferred design for the Donlin Creek project and plans to complete and approve a feasibility study by Q1-2009. The Donlin Creek project is expected to have a throughput design of approximately 50,000 tonnes per day using onsite diesel and wind cogeneration for power. Using this design, Donlin Creek would operate for 25 to 30 years and produce potentially 1 to 1.5 million ounces of gold annually. Permitting would start in early 2009 with construction targeted for 2012.

“We’ve been working toward this goal since we acquired the property in 2002,” said Rick Van Nieuwenhuyse, President & CEO of NovaGold. “I am particularly pleased that after careful consideration and a review of all possible alternatives, the partners are aligned on the path forward. NovaGold and Barrick will work together to optimize the final project design, complete a feasibility study and initiate permitting. We’re one step closer to building one of the world’s largest gold mines.”

The Donlin Creek LLC considered building a powerline for the project. Detailed scoping studies indicated, however, that the increased construction time as well as permitting and business risks associated with the powerline outweighed the economic incentives of this option. The feasibility study will provide updated economics and cost estimates for the project based on onsite diesel and wind cogeneration and the revised project design.

Resource Update

The remaining 20,000 meters of 2007 drilling have been incorporated into an updated resource estimate for the Donlin Creek project. The resource base has increased to 31.7 million ounces of measured and indicated gold resources with an additional 4.2 million ounces of inferred gold resources, representing an 8% and 20% increase, respectively, from the previous estimate released in February 2008.

Donlin Creek Resource Estimate – DC8(1)(2)(3) Effective Date June 10, 2008
Resource Category	Tonnes (Millions)	Grade (Au g/t)	Au Ounces (Millions)
Measured	6.2	2.87	0.58
Indicated	387.6	2.49	31.09
Total M+I	393.8	2.50	31.67
Inferred	55.4	2.33	4.16

Notes:
(1) Mineral resources that are not mineral reserves do not have demonstrated economic viability. See “Cautionary Note Concerning Reserve and Resource Estimates.”

(2) Rounding differences may occur.
(3) Resources are constrained within a Lerchs-Grossman (LG) open-pit shell using the long-term metal price assumption of US$750/oz of gold. Assumptions for the LG shell included pit slopes variable by sector and pit area: mining cost is variable with depth, averaging US$1.80/t mined; process cost is calculated as the percent sulfur grade x US$2.65 + US$12.44; general and administrative costs, gold selling cost and sustaining capital are reflected on a per tonne basis. Based on metallurgical testing, average gold recovery is assumed to be 90%.

The resource has been constrained within a conceptual pit based on US$750/oz of gold and using recent estimates of mining, geotechnical and metallurgical parameters. A variable cutoff grade averaging 0.87 grams per tonne (g/t) gold is based on recent estimates of mining costs, processing costs (dependent upon sulfur content), selling costs and royalties.

The updated resource estimate was based on a 3D geologic and mineralization model that integrated all exploration work on the project through 2007, including 173,031 assayed sample intervals in 1,678 holes. Metal grades were estimated with 6-meter-long drill hole composites using inverse distance cubed estimation methods into 6 meter x 6 meter x 6 meter blocks. Geologic controls to mineralization were applied using lithologic constraints and grade shell. High-grade outlier composite values were capped based on a review of cumulative frequency plots for each major rock type.

A rigorous quality control and quality assurance protocol was used on the project, including blank and reference samples with each batch of assays. All drill samples were analyzed by fire assay and ICP at ALS Chemex Labs in Vancouver, BC, Canada. The 2007 drill program and sampling protocol was managed by Barrick, as were assay quality control and quality assurance standards. The 2008 drill program and sampling protocol is managed by Donlin Creek LLC, as are assay quality control and quality assurance standards. Kevin Francis, PGeo, Resource Manager for NovaGold, who is a Qualified Person as defined by National Instrument 43-101 (“NI 43-101”), has validated the resource estimate above and the drill results below, and confirms that procedures, protocols and methodology conform to industry standard.

Preliminary 2008 Drill Results

Just over 19,000 meters of the 21,000 meters of drilling budgeted for Phase 1 drilling in 2008 has been completed to date. Assay results from the initial 15 drill holes in the East Acma area have been received and indicate that grades and thicknesses representative of typical Acma-style mineralization continue along the East Acma structural zone. Highlights include(1):

  DC08-1686 intersected 256.9 meters of 3.25 g/t gold in 19 mineralized intervals
  DC08-1687 intersected 71.5 meters of 4.48 g/t gold in 9 mineralized intervals
  DC08-1688 intersected 60.0 meters of 4.36 g/t gold in 4 mineralized intervals
  DC08-1689 intersected 42.1 meters of 6.97 g/t gold in 8 mineralized intervals
  DC08-1695 intersected 302.6 meters of 3.97 g/t gold in 13 mineralized intervals
  DC08-1701 intersected 154.5 meters of 3.67 g/t gold in 12 mineralized intervals
  DC08-1702 intersected 160.6 meters of 5.08 g/t gold in 8 mineralized intervals

(1) Composites constructed from assays at a 1.0 g/t gold cutoff grade and a maximum of 4 meters of internal dilution. The true width of these composites has not yet been determined.

Widely spaced drilling at East Acma demonstrates that mineralization continues approximately 500 meters to the east of the current pit-constrained resource along the Donlin Creek anticline, an important ore-controlling structure. A map showing the 2007 and 2008 drilling results received to date is available in the attached Figure. The 2008 holes are intercepting mineralization below and beyond the current pit limit and highlight the potential to increase the Donlin Creek resource base with additional infill drilling. The Phase 1 program is focused on the limits of mineralization and its impact on facilities placement in the East Acma area versus conversion of mineralization to resources.

While the Donlin Creek LLC will continue additional infill drilling in the East Acma area during the remainder of the budgeted Phase 1 program, the Phase 2 program in 2008 will largely be focused on finalizing the feasibility study and preparing for permitting. Exploration at the project will continue throughout the permitting process, with a focus on identifying additional high-grade ore that can enhance grade in the early years of production, reducing the capital payback period.

About NovaGold

NovaGold is a precious metals company engaged in the exploration and development of mineral properties in Alaska and Western Canada. Production is scheduled for 2008 at the 100%-owned Nome Operations in Alaska, which includes the Rock Creek, Big Hurrah and Nome Gold deposits. NovaGold owns 50% of the Donlin Creek gold project in Alaska, one of the world’s largest gold deposits, with Barrick Gold (50%). The Company also owns 50% of the Galore Creek copper-gold-silver project in British Columbia with Teck Cominco (50%). Also in Alaska, NovaGold is earning a 51% interest as manager of the high-grade Ambler copper-zinc-silver-gold project in partnership with Rio Tinto. NovaGold has one of the largest resource bases of any exploration or development-stage precious metals company. NovaGold trades on the TSX and AMEX under the symbol NG. More information is available online at www.novagold.net or by e-mail at info@novagold.net.

Cautionary Note Concerning Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation; anticipated dates for receipt of permits and approvals, construction and production, and other milestones; anticipated results of drilling programs, feasibility studies and other analyses; anticipated availability and terms of future financing; estimated timing and amounts of future expenditures, and NovaGold’s future production, operating and capital costs, operating or financial performance, are forward-looking statements. Information concerning mineral reserve and resource estimates also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. NovaGold’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and NovaGold does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include uncertainties involved in disputes and litigation; fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; the need for cooperation of government agencies and native groups in the exploration and development of properties and the issuance of required permits; the need to obtain additional financing to develop properties and uncertainty as to the availability and terms of future financing; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals; and other risks and uncertainties disclosed in NovaGold’s Annual Information Form for the year ended November 30, 2007, filed with the Canadian securities regulatory authorities, NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission, and other information released by NovaGold from time to time and filed with the appropriate regulatory agencies.

Cautionary Note Concerning Reserve and Resource Estimates

This press release and other information released by NovaGold uses the terms “reserves”, “resources”, “measured resources”, “indicated resources” and “inferred resources”. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the “SEC”) does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Mineral resources that are not mineral reserves do not have demonstrated economic viability. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Inferred resources are in addition to measured and indicated resources. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically.

National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in this press release or released by NovaGold in the future, have been or will be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. The requirements of NI 43-101 are not the same as those of the SEC, and reserves reported by NovaGold in compliance with NI 43-101 may not qualify as reserves under the SEC’s standards.

# # #

Contacts

Greg Johnson
Vice President, Corporate Communications and Strategic Development

Rhylin Bailie
Manager, Corporate & Investor Relations

604-669-6227 or 1-866-669-6227

Queen
Akivik
Vortex
Aurora
Lewis
S. Lewis
East Acma
Acma
American Creek
2007-08 East Acma Drilling
Drill holes DC08-1686, DC08-1687, DC08-1688, DC08-1689, DC08-1690, DC08-1691, DC08-1692, DC08-1693, DC08-1694, DC08-1695, DC08-1696, DC08-1697, DC08-1699, DC08-1701, and DC08-1702
Grade Thickness Map
2008 DH Gold Composites
Au (g/t) x meters
0 to 50
50 to 100
100 to 200
200 to 400
400+
2007 DH Gold Composites
Au (g/t) x meters
0 to 50
50 to 100
100 to 200
200 to 400
400+
2008 drill hole pending assay results
Pre-2007 drill hole (grade thickness not shown)
DC08 US$750 pit – Donlin Creek LLC
NovaGold RESOURCES INC.
Donlin Creek Project
June 2008
N
0 100 200 300 400 500 Meters